Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Brookline Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-80875 and 333-114571) on Forms S-8 of Brookline Bancorp, Inc. of our reports dated February 23, 2007, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 Annual Report on Form 10-K of Brookline Bancorp, Inc.

/s/ KPMG LLP

Boston, Massachusetts

February 23, 2007